ADITYA BIRLA GROUP

07023614

082-03322

25th April, 2007

RECEIVED MAY 15 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited, at its meeting held today i.e. 25th April, 2007, has approved the Audited Annual Accounts of the Company for the year ended 31st March, 2007. The financial results are as under: -

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda 456 331 (M.P.)

For the year ended 31st March, 2007

(Rs. in crores)

		Year ended 31.03.07 (Audited)	Year ended 31.03.06 (Audited)
1.	Total Turnover (Gross)	9,607.97	7,638.42
2.	Operating Profit (PBIDT):	2,619.01	1,596.92
	Less:		
	a) Interest	(111.84)	(103.38)
	b) Depreciation	(317.91)	(291.64)
3.	Profit before exceptional items and tax expenses	**2,189.26**	**1,201.90**

PROCESSED MAY 21 2007 THOMSON FINANCIAL

(Contd....2/.)

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

		Year ended 31.03.07 (Audited)	Year ended 31.03.06 (Audited)
	Less:		
	i) Surplus on pre-payment of sales tax loan	-	4.13
	ii) Write back of provision for diminution in value of loans	37.10	-
4.	Profit before tax expenses	**2,226.36**	**1,206.03**
	Less:		
	i) Provision for Current Tax	(692.38)	(369.82)
	ii) Deferred Tax	1.83	27.00
5.	Profit after tax	**1,535.81**	**863.21**
6.	a) Add: B/F from last year's Balance Sheet	878.37	815.35
	b) (Less): Transferred to General Reserve	(1,200.00)	(600.00)
	c) Add: Debenture Redemption Reserve no longer required	38.56	8.62
	d) Add: Investment Allowance Reserve no longer required	0.05	0.25
7.	Dividend:		
	Interim Dividend @ Rs.27.50 per share declared & paid in March, 2007. Board has decided to treat the said Interim Dividend as the Final Dividend	(252.10)	-
	(Last year @ Rs.20 per share)		(183.35)
	Corporate Tax on Dividend	(35.36)	(25.71)
8.	Balance carried forward	965.33	878.37
9.	Paid-up Equity Capital	91.67	91.67
10.	Reserves Excluding Revaluation Reserve	6,134.46	4,886.11
11.	Particulars of proposed right/convertible debenture issue	None	None

Thanking you,

Yours faithfully,
For Grasim Industries Limited

[signature]

Ashok Malu
Company Secretary

ADITYA BIRLA GROUP

25th April, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited (Board) at its meeting held today i.e. 25th April, 2007 have approved the Audited Annual Accounts of the Company for the year ended 31st March, 2007. A copy of the statement containing the Audited Financial Results for the year is enclosed.

Board at its meeting held on 12th March, 2007 had declared an interim dividend of Rs.27.50 per share for the financial year 2006-07. At its meeting held today, the Board has decided to treat the said interim dividend as the final dividend for the year ended 31st March, 2007.

A copy of the Press Release being issued in the above matter is also enclosed herewith.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release

Mumbai, April 25, 2007

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS OUTSTANDING PERFORMANCE FOR Q4FY 2007

Consolidated Net Profit Rs.559 Crs. Up 60%
Consolidated Net Revenue Rs.4,107 Crs. Up 40%

Consolidated Financial Performance:

Rs. Crores

	Q4 FY07	Q4 FY06	% Change	FY07	FY06	% Change
Net Revenue	4,107	2,926	40	14,167	10,275	38
Operating Profit (EBITDA)	1,240	726	71	4,290	2,337	84
Profit after Taxes	673	414	63	2,359	1,157	104
Less: Minority Share	114	65		391	116	
Net Profit	559	349	60	1,968	1,041	89
EPS (Rs.)	61	38	60	215	114	89

Grasim, an Aditya Birla Group Company, has posted excellent performance for the quarter ended 31st March 2007. Consolidated revenues increased by 40% from Rs.2,926 crores to Rs.4,107 crores. Net Profit rose by 60% from Rs.349 crores to Rs.559 crores, despite a substantially higher provision for tax expenses, which were up by 183% at Rs.335 crores. Grasim's superior performance has been driven by its VSF business, Cement business and its subsidiaries.

The FY 2007 results too have been impressive. Higher Capacity utilisation, increased realisation and strengthening of operational efficiencies resulted in both Revenues and Profits surpassing their previous levels. Consolidated revenues, at Rs.14,167 crores, reflected a 38% growth. EBITDA crossed the USD 1 bn. mark for the first time ever, at Rs.4,290 crores. Net Profit grew sharply by 89% at Rs.1,968 crores. Its VSF and Cement businesses reported an admirable performance, which led to the surge in revenues and earnings during the year.

Stand-alone Financial Performance

Rs. Crores

	Q4 FY07	Q4 FY06	% Change	FY07	FY06	% Change
Net Revenue	**2,494**	**1,830**	**36**	**8,676**	**6,703**	**29**
Operating Profit (EBITDA)	**772**	**465**	**66**	**2,619**	**1,597**	**64**
Net Profit	**474**	**263**	**81**	**1,536**	**863**	**78**
EPS (Rs.)	**52**	**29**	**81**	**168**	**94**	**78**

Grasim's results, both for the quarter and the full year, crossed all previous records. While Revenues for the quarter grew by 36% at Rs.2,494 crores, Net Profit rose admirably by 81% at Rs.474 crores. For the year under review, Net Profit was at Rs.1,536 crores, historically the highest. The notable performance by its Cement and VSF businesses continued. The Sponge iron business showed a marked improvement.

Dividend

The Company has paid interim dividend @ 275% for FY07. Together with the Corporate Tax on Dividend, the total outflow on account of dividend was Rs.287 crores, vis-à-vis Rs.209 crores paid for FY06, an increase of 37%. The Board at its meeting held on date, has decided not to recommend any final dividend and to treat the interim dividend as final dividend.

Highlights of Grasim's operations:

		Q4FY07	Q4FY06	% Change	FY 2007	FY 2006	% Change
Production -							
Viscose Staple Fibre	M.T.	67,772	64,606	5%	246,833	228,981	8%
Cement	Mn. M.T.	3.88	3.78	3%	14.42	13.83	4%
White Cement	M.T.	97,116	96,260	1%	364,649	350,174	4%
Sponge Iron	M.T.	167,680	109,093	54%	525,183	505,825	4%
Caustic Soda	M.T.	47,076	42,687	10%	136,685	165,509	-17%
Sales Volumes -							
Viscose Staple Fibre	M.T.	68,588	60,636	13%	250,725	242,399	3%
Cement	Mn. M.T.	3.92	3.87	1%	14.52	13.99	4%
White Cement	M.T.	102,200	95,598	7%	367,167	347,500	6%
Sponge Iron	M.T.	171,942	95,949	79%	571,127	478,291	19%
Caustic Soda	M.T.	47,709	44,136	8%	137,830	165,853	-17%
Net Realisation -							
Viscose Staple Fibre	Rs./M.T.	88,687	77,133	15%	85,729	73,786	16%
Cement	Rs./M.T.	2,979	2,204	35%	2,867	2,046	40%
White Cement	Rs./M.T.	6,518	6,117	7%	6,458	5,984	8%
Sponge Iron	Rs./M.T.	13,518	10,885	24%	12,629	12,323	2%
Chemical Products	Rs./M.T.	17,718	17,698	-	19,444	20,594	-6%

Viscose Staple Fibre (VSF) Business

The VSF business turned in a very good performance. Production, sales and profitability were at an all time high. The strong demand for cellulosic fibres coupled with the Company's strategy of increased focus on specialty fibres and concentrating on emerging textile hubs has resulted in a record performance. Notwithstanding the suspension in operations for 48 days on account of water shortage, capacity utilisation was higher at 93%, vis-à-vis 90% recorded for the preceding year. The business registered a 3% increase in sales volumes at 250,725 tons. Realisations were up by 16% at Rs.85,729 per ton. This positive performance has helped to offset the steep rise in input costs. The robust growth in VSF business is a reflection of the shift in consumer preference towards cellulosic products.

The business' performance during the quarter too was good. Higher production, sales volumes and improved realisations led to a 29% jump in operating profits.

To meet the growing demand for the product, the Company will be augmenting its capacity. A 63,875 tons per annum brownfield expansion at Kharach (Gujarat) has been planned. It is expected to be completed by end-FY08. The Company's investment on the expansion and modernization at its various plants would be to the tune of Rs.712 crores. Additionally, the Company is in the process of obtaining regulatory approvals for expanding its capacity at Harihar (Karnataka) by around 31,000 tons per annum. Upon completion, the Company's VSF capacity would stand enhanced to 365,000 tons. The capacity of its Chinese joint venture will be ramped up from 30,000 TPA to 60,000 TPA by Q2FY09.

The Company, being the lowest cost producer of quality VSF, is fully geared to capitalize on the increased demand for the product, which it has generated. The thrust on propagation of specialty fibres, both in domestic and export markets bode well for the business. The outlook for the VSF business continues to be bright.

Cement Business

The Cement business posted a strong performance during the year. Capacity utilisation was higher at 110%. Sales volumes appreciated by 4% at 14.52 Mn. tons. Realisation grew by 40% from its depressed level of last year, leading to higher operating profits. Operating margins expanded due to higher realisations, increase in blended cement ratio and better economies of scale. The gains from higher price levels were however, offset to a large extent by the steep rise in fuel and freight costs.

The business posted a good performance during the quarter. Production increased by 3% at 3.88 Mn. tons. Sales volumes rose marginally constrained by capacity. Revenues expanded by 35% on the back of improved realisations. On a sequential basis, the realisations were flat.

The White Cement business performed well during the year. Production was higher by 4%. Revenues grew by 30% with enhanced contribution from value added products and an increase in realisations.

Cement Subsidiaries

The performance of UltraTech Cement Limited (UltraTech), a subsidiary, was good. Cement sales during the year were higher at 14.63 Mn. tons, an increase of 7%. Clinker sales recorded a growth of 89% at 2.50 Mn. tons. Domestic cement realisations were higher.

Shree Digvijay Cement Company Limited, another subsidiary, too has bettered its performance. Profit before Exceptional Items was higher by 59% at Rs.53 crores, driven by higher Realisations.

Cement Capex plan

The Company's expansion plans at Shambhupura and Kotputli in Rajasthan are progressing as scheduled. While the Shambhupura plant is likely to be commissioned by end-FY08, the Kotputli plant is expected to go on stream in Q1FY09. The Company would also be setting up thermal power plants at both these places. The Company has so far invested Rs.834 crores on these projects. Additionally, it has envisaged a total capital outlay of Rs.2,345 crores over the next two years, which includes the cost of modernization, de-bottlenecking, setting up of grinding unit at Dadri, RMCs and captive power plants. Upon completion of these expansions and the commissioning of the grinding unit at Dadri, the Company's cement capacity will go up by 9.5 Mn. tons to 22.6 Mn. tons.

The capex plan of UltraTech, which includes setting up of a 4 Mn. TPA project at Tadpatri (Andhra Pradesh) and captive power plants at different locations, is on track. UltraTech plans to invest over Rs.1,900 crores in the next 2 years on capacity expansion, thermal power plants, modernization, RMCs, etc.

The substantial increase in industrial investment coupled with higher spending on infrastructure portend well for the Company's Cement business. The robust demand emanating from residential and commercial construction will also be a growth driver. The addition of new capacities is likely to result in a surplus scenario in FY09, which could impact realisations. However, such a short-term phenomenon is likely to get reversed in the medium term, given the strong demand momentum.

Sponge Iron Business

The Sponge Iron business remained under pressure during the year, largely due to the inadequate availability of natural gas and the sharp increase in the cost of Iron Ore and Natural Gas. While Sales volumes were up by 19%, average realisations remained flat owing to pressure from coal based sponge iron segment.

However, there was a marked improvement in performance during the quarter. While Production was higher by 54%, Sales volumes showed an impressive growth of 79%. Higher volumes and realisations and minimized usage of pellets resulted in improved operating margins.

The Business' profitability would continue to be under pressure due to inadequate gas availability, which is expected to improve by end-2007, as the Dahej-Dabhol pipeline and the spur pipeline connecting the same to the existing GAIL pipeline is expected to be commissioned by then.

The thrust of the Company would continue to be on optimum utilisation of plant capacity and enhancing volumes.

Chemical Business

The performance of the Chemical business was constrained during the year due to the breakdown of a Captive Power Plant, which remained shut during the 2nd and 3rd quarters. Its operations were also affected due to water shortage during the first quarter of the year. Both Production and Sales, as a result, were impacted. The abnormally low prices of Chlorine and Hydrochloric acid resulted in subdued ECU realisations. Realisations are expected to remain depressed.

The normalcy in operations was restored during Q4FY07. As a result, production was higher by 10% at 47,076 tons and sales volumes were up by 8% at 47,709 tons for the quarter. The caustic soda capacity was raised from 190,800 TPA to 258,000 TPA during the quarter.

Going forward, the focus would be on optimizing resource utilisation and reducing costs through R&D and development of ancillary and value added products.

Outlook

VSF and Cement will continue to be the growth enablers. Besides, Grasim's financial framework enables it to pursue aggressive business growth strategies while retaining the prudent capital structure. The cost optimization measures, sweating of assets, far-sighted financial management and above all, Grasim's solid fundamentals, will have a salutary effect on the Company's future. The prospects for the Company continue to be positive.

-o-O-o-

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S K Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com or www.adityabirla.com

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 31st MARCH 2007

I. CONSOLIDATED RESULTS :

Rs in Crores

	Nine Months Ended 31st December 2006	Three Months Ended 31st March 2007	Three Months Ended 31st March 2006	Year Ended 31st March 2007 (Audited)	Year Ended 31st March 2006 (Audited)
Net Sales / Income from Operations	10,060.20	4,107.05	2,926.16	14,167.25	10,274.85
Other Income	167.49	78.15	67.30	245.64	217.06
Expenditure :					
- Decrease / (Increase) in Stock	3.32	29.75	23.58	33.07	6.30
- Raw Material Consumed	1,980.28	841.30	583.85	2,821.58	2,214.29
- Purchases of Finished Goods	48.02	26.81	35.87	74.83	109.93
- Payment to & Provision for Employees	500.51	172.36	146.77	672.87	542.87
- Power & Fuel	1,768.67	703.97	570.53	2,472.64	2,129.12
- Freight , Handling & Other Expenses	1,491.56	615.67	475.04	2,107.23	1,552.66
- Other Expenditure	1,384.99	555.60	432.11	1,940.59	1,600.16
Total Expenditure	7,177.35	2,945.46	2,267.75	10,122.81	8,155.33
Interest	162.83	65.81	49.78	228.64	218.29
Gross Profit	2,887.51	1,173.93	675.93	4,061.44	2,118.29
Depreciation	444.76	165.21	148.12	609.97	563.10
Profit before Exceptional Items and Tax Expenses	2,442.75	1,008.72	527.81	3,451.47	1,555.19
Surplus on pre-payment of sales tax loan	-	-	4.13	-	4.13
Profit before Tax Expenses	2,442.75	1,008.72	531.94	3,451.47	1,559.32
Provision for Current Tax	(760.15)	(336.99)	(110.44)	(1,097.14)	(434.88)
Provision for Deferred Tax	3.29	1.78	(7.84)	5.07	32.18
Net Profit	1,685.89	673.51	413.66	2,359.40	1,156.62
Less : Minority Share	276.92	114.58	64.86	391.50	115.98
Add : Share in Profit / (Loss) of Associates	-	(0.40)	-	(0.40)	-
Net Profit (After Minority Share)	1,408.97	558.53	348.80	1,967.50	1,040.64
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				*6,538.05*	*4,698.79*
Basic & Diluted EPS for the period (Rupees)	153.67	60.92	38.04	214.58	113.50

II. STANDALONE RESULTS :

	Nine Months Ended 31st December 2006	Three Months Ended 31st March 2007	Three Months Ended 31st March 2006	Year Ended 31st March 2007 (Audited)	Year Ended 31st March 2006 (Audited)
Net Sales / Income from Operations	6,181.94	2,493.75	1,829.78	8,675.69	6,703.48
Other Income	132.08	77.58	57.51	209.66	169.07
Expenditure :					
- Decrease / (Increase) in Stock	5.26	11.18	(8.38)	16.44	43.49
- Raw Material Consumed	1,576.82	642.50	477.19	2,219.32	1,822.68
- Purchases of Finished Goods	213.44	107.72	80.65	321.16	240.15
- Payment to & Provision for Employees	347.33	112.07	103.80	459.40	407.63
- Power & Fuel	856.46	339.68	287.19	1,196.14	1,074.81
- Freight , Handling & Other Expenses	727.91	287.25	217.21	1,015.16	750.02
- Other Expenditure	739.60	299.12	264.41	1,038.72	936.85
Total Expenditure	4,466.82	1,799.52	1,422.07	6,266.34	5,275.63
Interest	75.21	36.63	24.75	111.84	103.38
Gross Profit	1,771.99	735.18	440.47	2,507.17	1,493.54
Depreciation	230.35	87.56	75.94	317.91	291.64
Profit before Exceptional Items and Tax Expenses	1,541.64	647.62	364.53	2,189.26	1,201.90
Write back of provision for diminution in value of loans	-	37.10	-	37.10	-
Surplus on pre-payment of sales tax loan	-	-	4.13	-	4.13
Profit before Tax Expenses	1,541.64	684.72	368.66	2,226.36	1,206.03
Provision for Current Tax	(477.12)	(215.26)	(109.72)	(692.38)	(369.82)
Provision for Deferred Tax	(3.20)	5.03	3.80	1.83	27.00
Net Profit	1,061.32	474.49	262.74	1,535.81	863.21
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				*6,134.46*	*4,886.11*
Basic & Diluted EPS for the period (Rupees)	115.75	51.75	28.66	167.50	94.14

Aggregate of Non-Promoter Shareholding					
- Number of Shares				68584674	68775490
- Percentage of Shareholding				74.81%	75.02%

Cont... ... 2

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Nine Months Ended 31st December 2006	Three Months Ended 31st March 2007	Three Months Ended 31st March 2006	Year Ended 31st March 2007 (Audited)	Year Ended 31st March 2006 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	1,932.64	792.61	513.16	2,725.25	1,990.05
b Cement	7,079.43	2,871.78	2,121.17	9,951.21	6,938.30
c Sponge Iron	511.32	239.82	111.01	751.14	634.78
d Chemicals	225.43	93.57	89.42	319.00	386.35
e Textiles	199.09	71.87	67.57	270.96	247.14
f Others	231.43	95.50	63.71	326.93	233.80
TOTAL	10,179.34	4,165.15	2,966.04	14,344.49	10,430.42
(Less) : Inter Segment Revenue	(119.14)	(58.10)	(39.88)	(177.24)	(155.57)
Net Sales / Income from Operations	10,060.20	4,107.05	2,926.16	14,167.25	10,274.85
2. SEGMENT RESULTS					
a Fibre & Pulp	487.13	184.61	135.73	671.74	425.93
b Cement	1,955.55	811.48	402.04	2,767.03	1,074.76
c Sponge Iron	22.11	28.28	(12.35)	50.39	39.75
d Chemicals	31.73	28.32	22.61	60.05	107.51
e Textiles	(3.13)	(1.50)	(3.10)	(4.63)	(3.04)
f Others	42.38	20.23	13.63	62.61	39.06
TOTAL	2,535.77	1,071.42	558.56	3,607.19	1,683.97
Add / (Less) :					
Interest	**(162.83)**	**(65.81)**	**(49.78)**	**(228.64)**	**(218.29)**
Net Unallocable Income / (Expenditure)	69.81	3.11	19.03	72.92	89.51
Profit before Exceptional Items and Tax Expenses	2,442.75	1,008.72	527.81	3,451.47	1,555.19
Surplus on pre-payment of sales tax loan	-	-	4.13	-	4.13
Profit Before Tax Expenses	2,442.75	1,008.72	531.94	3,451.47	1,559.32
3. CAPITAL EMPLOYED					
a Fibre & Pulp	1,345.04			1,428.47	1,025.98
b Cement	7,961.46			8,913.85	6,804.09
c Sponge Iron	546.86			552.21	530.19
d Chemicals	295.81			304.49	210.75
e Textiles	127.97			126.17	92.55
f Others	419.15			517.88	339.95
TOTAL	10,696.29			11,843.07	9,003.51
g Unallocated Corporate Capital Employed	1,494.50			1,681.16	1,189.19
TOTAL CAPITAL EMPLOYED	12,190.79			13,524.23	10,192.70

IV. SEGMENT REPORTING - STANDALONE

	Nine Months Ended 31st December 2006	Three Months Ended 31st March 2007	Three Months Ended 31st March 2006	Year Ended 31st March 2007 (Audited)	Year Ended 31st March 2006 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	1,665.83	661.80	501.49	2,327.63	1,935.37
b Cement	3,699.41	1,473.25	1,100.17	5,172.66	3,655.41
c Sponge Iron	511.32	239.82	111.01	751.14	634.78
d Chemicals	225.43	93.57	89.42	319.00	386.35
e Textiles	199.09	71.87	67.57	270.96	247.14
TOTAL	6,301.08	2,540.31	1,869.66	8,841.39	6,859.05
(Less) : Inter Segment Revenue	(119.14)	(46.56)	(39.88)	(165.70)	(155.57)
Net Sales / Income from Operations	6,181.94	2,493.75	1,829.78	8,675.69	6,703.48
2. SEGMENT RESULTS					
a Fibre & Pulp	459.33	179.09	138.05	638.42	429.62
b Cement	1,024.27	423.94	222.93	1,448.21	636.40
c Sponge Iron	22.11	28.28	(12.35)	50.39	39.75
d Chemicals	31.73	28.32	22.61	60.05	107.51
e Textiles	(3.13)	(1.50)	(3.10)	(4.63)	(3.04)
f Others	-	-	(0.04)	-	(1.39)
TOTAL	1,534.31	658.13	368.10	2,192.44	1,208.85
Add / (Less) :					
Interest	**(75.21)**	**(36.63)**	**(24.75)**	**(111.84)**	**(103.38)**
Net Unallocable Income / (Expenditure)	82.54	26.12	21.18	108.66	96.43
Profit before Exceptional Items and Tax Expenses	1,541.64	647.62	364.53	2,189.26	1,201.90
Write back of provision for diminution in value of loans	-	37.10	-	37.10	-
Surplus on pre payment of sales tax loan	-	-	4.13	-	4.13
Profit Before Tax Expenses	1,541.64	684.72	368.66	2,226.36	1,206.03
3. CAPITAL EMPLOYED					
a Fibre & Pulp	1,181.13			1,210.72	999.03
b Cement	2,554.34			3,076.68	2,079.08
c Sponge Iron	546.86			552.21	530.19
d Chemicals	295.81			304.49	210.75
e Textiles	127.97			126.17	92.55
f Others	1.15			1.21	1.12
TOTAL	4,707.26			5,271.48	3,912.72
g Unallocated Corporate Capital Employed	4,163.03			4,492.67	3,633.40
TOTAL CAPITAL EMPLOYED	8,870.29			9,764.15	7,546.12

Cont... ... 3

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23), and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 The Board of Directors of the Company, at their meeting held on 12th March, 2007, declared an interim dividend of Rs. 27.50 per equity share of Rs. 10/- each. The cash outgo on account of interim dividend was Rs. 287.46 Crores (including corporate dividend tax of Rs.35.36 Crores). The Board has decided to treat the said interim dividend as final dividend for the year ended 31st March, 2007.

3 The Company has written back the provision of Rs. 37.10 Crs. made in the financial year 2004-05 towards diminution in the value of loans/ collaterals to Shree Digvijay Cement Co. Ltd. then outstanding, as the loans/ collaterals have been realized during the year.

4 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

5 No investor complaint was pending at the beginning of the quarter. During the quarter, eight complaints were received, all of which have been attended by the Company and no complaints were pending at the end of the quarter.

6 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

7 The above results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 25th April, 2007.

For and on behalf of Board of Directors

Place : Mumbai
Date : 25th April, 2007

D. D. Rathi
Whole-time Director

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda 456 331 (M.P.)

An Aditya Birla Group Company

www.grasim.com and www.adityabirla.com

END